SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SABA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

784932600 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 784932600	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Babak Yazdani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 137,656
6 SHARED VOTING POWER 1,574,497
7 SOLE DISPOSITIVE POWER shares [same number as in 5 above] 137,656
8 SHARED DISPOSITIVE POWER 1,574,497

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,153
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12	TYPE OF REPORTING PERSON* IN

Page 3 of 5 Pages

Item 1.	(a)	NAME OF ISSUER: Saba Software, Inc.

Item 1.	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.	(a)	NAME OF PERSON FILING: Babak Yazdani

Item 2.	(b)	ADDRESS OF PRINCIPAL OFFICE: 2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.	(c)	CITIZENSHIP: USA

Item 2.	(d)	TITLE OF CLASS OF SECURITIES: Common Stock

Item 2.	(e)	CUSIP NUMBER: 784932600

Item 3.		Not applicable.

Item 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2004:

(a)	Amount Beneficially Owned:

1,712,153 shares. Includes (i) 1,399,497 shares of common stock held in the Yazdani Family Trust of which Mr. Yazdani is trustee; (ii) 50,000 shares of common stock held in The 2001 Yazdani GRAT dtd 11/26/01 of which Mr. Yazdani is trustee; (iii) 125,000 shares of common stock held in The 2002 Yazdani GRAT dtd 12/30/02 of which Mr. Yazdani is trustee; and (iv) 137,656 shares subject to options exercisable within 60 days of December 31, 2004.

Page 4 of 5 Pages

	(b)	Percent of Class: 10.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 137,656

		(ii)	Shared power to vote or to direct the vote: 1,574,497

		(iii)	Sole power to dispose or to direct the disposition of: 137,656

		(iv)	Shared power to dispose or to direct the disposition of: 1,574,497

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP: Not applicable.

Item 10.	CERTIFICATION: Not applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2005

/s/ Babak Yazdani
Babak Yazdani